UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☒ Form10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
For the Transition Period Ended: _____________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PATRIOT NATIONAL BANCORP, INC.
Full Name of Registrant

Former Name if Applicable

900 Bedford Street
Address of Principal Executive Office (Street and Number)

Stamford, Connecticut
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Patriot National Bancorp, Inc. (the "Company") filed a Form 8-K on February 21, 2025 (“the Form 8-K”) including an Item 7.01 Regulation FD Disclosure of the Company receiving non-binding term sheets from investors seeking to purchase shares of common stock and preferred stock, (the “Proposed Transaction”). The Form 8-K included an Item 2.02 Results of Operations and Financial Condition with the preliminary unaudited financial results. The Company’s Annual Report on Form 10-K (“Form 10-K”) for December 31, 2024 is expected to be consistent with the preliminary unaudited financial results included in the Form 8-K.

The Company completed its $57.75 million private placement of the Company’s common shares and a new series of the Company’s preferred stock (the “Private Placement”) on March 20, 2025. Leading up to the disclosure of the Proposed Transaction and ending in the closing of the Private Placement, the Company’s management was engaged in both managing the Company and negotiating and closing a complex transaction with a significant number of new investors.

Negotiation, execution and closing of the Private Placement required significant management attention, in addition to impacting disclosures required in the Company’s Form 10-K. This resulted in the delay in finalizing the Company’s Form 10-K. The Company is unable to complete such filing by the filing due date of March 31, 2025 without incurring unreasonable effort and expense.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company endeavors to file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact to this notification

David Finn	203	251-7225
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes      ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Patriot National Bancorp, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ David Finn
	Name:	David Finn
	Title:	Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)